Exhibit 99.1

CORRECTING and REPLACING - Xinyuan Real Estate Co., Ltd. Announces ADR Ratio Change

Beijing, November 17, 2022 -- Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer operating primarily in China and also in other countries, announces a ratio change of its American Depositary Receipts ("ADR") from one (1) ADR representing two (2) ordinary shares to a new ratio of one (1) ADR representing twenty (20) ordinary shares (the "Ratio Change"). The effective date of the Ratio Change is expected to be November 28, 2022.

Pursuant to the Ratio Change, effective November 28, 2022, ADR holders will be required on a mandatory basis to surrender their ADRs for cancellation and exchange to receive one (1) new ADR for every ten (10) old ADRs (Old CUSIP: 98417P105). No fractional ADRs will be allocated. The aggregated fractions, if any, will be sold and the net proceeds will be distributed to the entitled ADR holders. The Company's depositary, JPMorgan Chase Bank, N.A., will contact the ADR holders and arrange for the exchange of their existing ADRs for new ADRs.

For ADR holders, the Ratio Change will have the same effect as a one-for-ten reverse ADR split. The ordinary shares of Xinyuan will not be affected by this change.

The Ratio Change is aimed at bringing the price of the Company's ADRs in compliance with the NYSE's continued listing criterion of a minimum share price of $1 over a 30 trading-day period, though Xinyuan cannot guarantee that the Ratio Change will be effective in achieving this goal.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) is an NYSE-listed real estate developer primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi’an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2021. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com